Exhibit 6.1

EXECEUTION COPY

April 14, 2014

Rise Companies Corp.
1519 Connecticut Ave NW
Suite 200
Washington, DC 20036

Re:   Special Indemnity

Ladies and Gentlemen:

This letter agreement (this “Agreement”) is being entered into in connection with the Series A Preferred Stock Purchase Agreement dated as of April 14, 2014 (the “Purchase Agreement”), among Rise Companies Corp., a Delaware corporation (the “Company”), the investors listed on Schedule A thereto (each, an “Investor”) and Renren Lianhe Holdings, an exempted company incorporated under the laws of the Cayman Islands with limited liability (“Renren”), as an Investor. Capitalized terms used but not defined herein have the meanings ascribed to them in the Purchase Agreement. In consideration of Renren’s purchase of 7,875,000 shares of Series A Preferred Stock of Rise Companies Corp., Renren and the Company hereby agree as follows:

1.           Special Indemnity. From and after the Closing and up to the first anniversary of the Closing Date, the Company shall indemnify, defend and hold harmless Renren and its officers, directors, subsidiaries and controlling persons (the “Renren Indemnitees”) against any and all direct losses, damages (but excluding any consequential, incidental, or punitive damages), liabilities, costs, claims, actions and expenses (“Losses”) to the extent resulting from or arising out of claims, actions, suits, proceedings or similar claims by any Person or entity (other than Renren) against the Renren Indemnitees in co nnection with the Company’s investment in, joint venture with or acquisition of a licensed broker-dealer. For the avoidance of doubt, the Renren Indemnitees shall not be entitled to indemnification by the Company pursuant to this Agreement for Losses resulting from or arising out of any false or misleading statements made in writing to any governmental authorities or the Company by or at the direction of the Renren Indemnitees.

2.          Arbitration. Any controversy between the Company and Renren involving any claim arising out of or relating to this Agreement, will be submitted to and be settled by final and binding arbitration in New York City, New York, in accordance with the then current Commercial Arbitration Rules of the American Arbitration Association (the “AAA”), and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Such arbitration shall be conducted by one (1) arbitrator chosen by the Company and Renren, or failing such agreement, an arbitrator appointed by the AAA. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the New York Code of Civil Procedure, the arbitrator shall be required to provide in writing to the Parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

3.          Governing Law. This Agreement shall be governed by and construed under the internal laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York.

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Very truly yours,

RISE COMPANIES CORP.

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	CEO

Agreed and Accepted:

RENREN, INC.

By:
Name:
Title:

[SIGNATURE PAGE TO SPECIAL INDEMNITY LETTER]

Very truly yours,

RISE COMPANIES CORP.

By:
Name:
Title:

Agreed and Accepted:

RENREN LIANHE HOLDINGS

By:	/s/ Joseph Chen
Name:
Title:

[SIGNATURE PAGE TO SPECIAL INDEMNITY LETTER]